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                                                 Filed by Tyson Foods, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12(b)
                                  under the Securities Exchange Act of 1934

                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085

                                                          December 13, 2000


Contact:  Media
Ed Nicholson (501) 290-4591

Contact: Investors
Louis Gottsponer (501) 290-4826


      Additional Information Regarding Tyson Cash Tender Offer To IBP
                               Shareholders


         Springdale, AR (December 12, 2000)--The commencement of the Tyson Foods, Inc. (NYSE: TSN) offer was not objected to by the IBP Special Committee because the Tyson offer is conditional on an agreed upon definitive merger agreement. Tyson's tender shows that Tyson can deliver value to IBP's shareholders, both in cash and stock, quickly and with certainty.
      Tyson said that its offer has been made under the terms of the same confidentiality agreement signed by both Tyson and Smithfield.

Forward Looking Statements.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic


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conditions; and (xii) adverse results from on-going litigation.  Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information
Lasso Acquisition Corporation ("Lasso"), a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") is commencing an offer for up to 50.1% of the outstanding shares of common stock, on a fully-diluted basis of IBP, inc ("IBP") at 26.00 net per share to seller in cash. The offer currently is scheduled to expire at 12:00 midnight, Eastern Standard Time, on Wednesday, January 10, 2001, unless extended by Lasso in its discretion.

Tyson's offer is being made only by way of an Offer to Purchase and related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of IBP's shares. More detailed information pertaining to Tyson's offer and the proposed merger will be set forth in appropriate filings to be made with the SEC, if and when made. Shareholders are urged to read any relevant documents that may be filed with the SEC because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about Tyson, Lasso and IBP, without charge, at the SEC's internet site (http://www.sec.gov). Copies of any filings containing information about Tyson can also be obtained, without charge, by directing a request to Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999,
Attention: Office of the Corporate Secretary (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.
As of the date of this press release, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This press release is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.